Raytech Holding Ltd

December 13, 2022

VIA EMAIL

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Raytech Holding Ltd
Draft Registration Statement on Form F-1
Submitted October 21, 2022
CIK No. 0001948843

Ladies and Gentlemen:

This letter is in response to the letter dated November 17, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Raytech Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Draft Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you will be a controlled company after the closing of this offering. Please disclose on the prospectus cover (i) the percent of voting power that your Chief Executive Officer will control after completion of the offering, (ii) that you will be considered to be a controlled company, and (iii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Please also conform disclosure in the summary that indicates you “may” choose to rely on such exemptions, for example on pages 9 and 19.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page, pages 19 and 28 of the Amended Registration Statement.

Commonly Used Defined Terms, page ii

2.	Please revise the definition of “we” or “us” to refer solely to the registrant, consistent with the definition on the prospectus cover page. Consider defining a different term, such as “Raytech,” to refer to the consolidated company where appropriate.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on the cover page and throughout the document when appropriate. We respectfully advise the Staff that in an effort to clearly distinguish between the registrant and the consolidated company, “the Company” and “Raytech Holding” are defined to refer to the registrant, and “we” and “us” are defined to refer to the consolidated company.

Prospectus Summary, page 1

3.	We note that your disclosure regarding regulatory approvals is limited to governmental authorities in mainland China, for example on pages 14 and 17. Please revise to disclose each permission or approval that you or your subsidiary is required to obtain from Chinese authorities (including Hong Kong) to operate your respective business and to offer the securities being registered to foreign investors. State whether you or your subsidiary is covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiary’s operations, and state affirmatively whether you and your subsidiary have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on the cover page and pages 14, 16, 17, 41 and 87.

4.	Please revise disclosure that indicates no permissions or approvals are required from Chinese authorities, including CAC review, to disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on the cover page and pages 14, 16 and 17 to disclose how we determine, on the advice of our PRC counsel, that no permissions or approvals are required from the authorities of mainland China, including the CAC, for us and our subsidiary and we have expanded the related risk factors on pages 36, 40 and 41 accordingly.

5.	Please revise your disclosure regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China to additionally include the risks related to your primary manufacturer, Zhongshan Raytech, and to assess the potential consequences of such risks to you and your investors.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on pages 17 and 25 to describe the risks related to our major manufacturers and the potential consequences of such risks to us and our investors - “Risk Factors – Risks Related to Our Business - Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.”

Risk Factors, page 23

6.	Please tailor your risk factors to more closely reflect your business and the risks to which you are subject. In this regard, we note references to “segments” and “service, practice or industry offerings,” as well as related terms, which do not appear to reflect your actual business. In addition, please reconcile references to “historical rate of growth” and “limited operating history” on page 26, and revise the reference to “financial consultancy industries” on page 52.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on pages 23, 24, 26, 31 and 52.

Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus…, page 28

7.	We note your disclosure that the closure of the border between Hong Kong and mainland China impeded Pure Beauty’s “ability to contact with” its two manufacturers. Please revise to clarify whether and how this impacted your operations. We further note disclosure that describes risks hypothetically; for instance, and without limitation, the “pandemic may adversely affect the manufacturing, logistic and delivery of our products” and “our manufacturers may not timely receive their raw materials, parts and components.” Please revise to describe the actual impacts you have experienced and to assess the effect on your business, financial condition, and results of operations.

Response: In response to the Staff’s comments, we deleted the disclosure “The closure by Hong Kong government of its borders with mainland China impeded Pure Beauty’s ability to contact with Zhongshan Raytech and Zhongshan Leimi, our two major collaborating manufacturers which are based in mainland China.” in the Amended Registration Statement on page 29, as the closure of the border has not materially impacted our operations.

Our operations have not experienced material actual impacts by COVID-19 and so far it only had minimal effect on our business, financial condition and results of operations; however, we cannot predict any future impacts or adverse effects. As such, we retained the risk factor regarding the potential impact of COVID-19 on manufacturing, logistic and delivery on page 29 in the Amended Registration Statement, and we revised the disclosure on page 29 to indicate that our operations have not experienced material actual impacts by COVID-19.

Our Business, page 78

8.	We note your disclosure that a single customer, identified as K***, accounted for 97-98% of your revenues in the past two fiscal years. In addition, your disclosure includes various statements regarding the market position and business of K***. In light of your dependency on this customer and the statements being made about it, please disclose the identity of K*** or advise.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement to identify the customer on pages 3, 4, 24, 61, 80 and 84.

9.	We note your description of product sourcing on page 80. Please disclose additional information regarding payment terms and risk allocation, to clarify who bears the costs and risks of loss at various stages of this process. For example, and without limitation, clarify which party pays for the production of prototypes and bears the risk of shipping delay or loss.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on pages 2, 79 and 80.

Management, page 92

10.	Please revise your biographical disclosure to clarify whether Mr. Ching, as well as your director nominees, hold other directorships. Refer to Item 4 of Form F-1 and Item 6.A. of Form 20-F.

Response: We respectfully advise the Staff that Mr. Ching does not hold any directorships other than those disclosed in the Amended Registration Statement on page 92, namely, his directorships in the Company, Pure Beauty Manufacturing Company Limited and Raytech Holdings Company Limited. In addition, we respectfully further advise the Staff that our director nominees do not hold any other directorship.

Related Party Transactions, page 98

11.	Please revise disclosure under the caption “Due to related party” to reconcile the apparent inconsistency with Note 9 to the financial statements, “Amount due from a director.”

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on page 98.

12.	Please revise your disclosure to describe the lease with Raytech Holdings Company Limited. Please also file the lease as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on pages 87 and 98, and we hereby file the lease as an exhibit to the Amended Registration Statement.

Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-11

13.	You disclosure indicates that you generate revenue through sourcing and wholesaling of beauty products and revenue is recognized when product is loaded on ships. However, we note from the prospectus summary that you also provide two different types of services—product sourcing and product co-development. Please revise your disclosure to include your policy for recognizing revenue for each type of service.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on page 2, 3, 6, 79, 80 and 86 to remove “product co-development” and retain “product sourcing” only.

Signatures, page II-4

14.	Tell us where Form F-1 requires that the document be signed by the “Chief Financial Officer Nominee.” If that signature is not required, please revise to indicate who will be signing in the capacity of Principal Financial Officer and Principal Accounting Officer/Controller.

Response: We respectfully advise the Staff that Ms. Wan, the Chief Financial Officer Nominee, will sign in the capacity of Principal Accounting and Financial Officer. We revised the information of the signature box in the Amended Registration Statement on page II-4.

General

15.	Please revise the paragraph following the table on contents on page i to remove references to reports filed with the Securities and Exchange Commission and documents incorporated by reference.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on page i.

16.	Reconcile your disclosure throughout regarding whether you will rely on “home country” or “controlled company” exemptions cited in your disclosure. As one example, on page 49, you state you will rely on home country exemptions, and will not have a majority of independent directors. However, on pages 19-20, you say you will not rely on controlled company exemptions, and will have a majority of independent directors.

Response: We respectfully advise the Staff that we do not intend to rely on home country practice or controlled company exemptions for at least one year after the initial public offering. We accordingly revised the disclosure in the Amended Registration Statement on page 49.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP